FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

7/1/02

For the month of July, 2002

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management's views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

DANONE

Paris, July 22, 2002

Groupe DANONE and SUEZ sign a partnership agreement for worldwide industrial energy management and wastewater treatment.

In order to improve its productivity and industrial performances, Groupe DANONE has decided to subcontract its energy supply and utility management, as well as industrial wastewater processing for its production sites, to a privileged partner, SUEZ, known for its worldwide expertise in this field.

Groupe DANONE's three core businesses, Fresh Dairy Products, Waters, Biscuits and cereal snacks are active parties to this framework agreement. The first phase of implementation will affect at least 20 sites. The initial sites chosen by Groupe DANONE are located in Western Europe, Central Europe, the United States and Central America.

Local contracts will be concluded for five-year periods, with the possibility of renewal.

The agreement was reached with SUEZ Industrial Solutions, the SUEZ subsidiary specialized in organizing Integrated Energy and Environment Division services for major industrial groups. The master agreement sets out general conditions which will be applied in local contracts signed for each site by the two groups' local operating subsidiaries. The general agreement also establishes profit guidelines to govern the local contracts.

SUEZ will provide services which include production and management of secondary energy, such as steam, backup power, compressed air, and industrial cooling. It will also manage the Groupe DANONE installations' water cycle (drinking water, industrial process water, and recycled water), along with sewage treatment and evacuation, and the operation and maintenance of all related buildings and installations. At the request of Groupe DANONE, SUEZ may also become involved in designing and building new installations required to improve the quality, reliability, and cost-effectiveness of services delivered.

Custom-tailored solutions will be provided for each site, based on the same expertise, thanks to SUEZ's international network of subsidiaries. These solutions will establish the kind of the investments to be made and agenda for improvement, incorporating SUEZ's best practices at every site.

In connection with the framework agreement, SUEZ will support Groupe DANONE's international development, given the fact the two groups share the same ethical values, respect for the environment and for sustainable development.

With this ground-breaking agreement, Groupe DANONE and SUEZ are initiating an industrial partnership that is worldwide in scope and is a first in the field.

Franck Riboud, Chairman and CEO of Groupe DANONE stated:
"With SUEZ, Groupe DANONE has chosen a partner with international reach that is both expert in this field and shares the same environmental standards as Groupe DANONE. This partnership will enable us to concentrate on our core businesses and on the quality of our products, enhancing our global performance." Franck Riboud also added that : *"Europe's largest and most modern plant, Aldaia (Valencia / Spain), which can produce up to 2 hundred thousand tonnes of fresh dairy*

products (Actimel, Vitalinea....) and which was inaugurated last June, will be one of the 20 sites covered by this agreement."

Gérard Mestrallet, Chairman and CEO of SUEZ, stated: *"I am delighted with several aspects of this master agreement with Groupe DANONE. Two major industrial groups, world leaders in their respective fields, have joined their skills and professionalism for a long-term project. For SUEZ, this worldwide partnership is an opportunity for accelerated growth in services to industry. It is also a challenge from an organizational and performance perspective that our operating personnel are eager to take up. Finally, the multi-service, multi-site, and multi-country dimension of this original agreement demonstrates the aptness of the strategic choices made by SUEZ for its corporate development in the outsourcing market."*

* * *

Groupe DANONE :
EUR 14.47 billion in revenues, 43% outside Western Europe.
100,000 employees throughout the world.
N° 1 worldwide in Fresh Dairy Products (48 plants in 18 countries, 21 billion units sold worldwide), 48% of the Group's revenues.
N° 1 worldwide for packaged water, (97 plants in 13 countries, 14.1 billion liters sold worldwide), 26% of the Group's revenues.
N° 2 worldwide in Biscuits and Cereal Snacks (53 plants in 21 countries, 6.3 units produced in the world), 23% of Groupe DANONE revenues.

SUEZ:
EUR 42.4 billion in revenues 2001, 54.6 % generated outside its two domestic markets, France and Belgium.
One of the worlds leading services groups.
190,000 employees working in over 130 countries to serve industry, individuals, and municipalities.
One of the world's leading energy companies and Europe's n° 1 energy services provider.
World leader in water-related services.
World leader in waste services outside the United States.

In 2001, SUEZ created SUEZ INDUSTRIAL SOLUTIONS, a joint subsidiary of the Group's divisions whose mission is to promote a global SUEZ offering of services for businesses, to coordinate the Group's relations with major industrial companies and to develop strategic multi-service projects at the Group level.

Groupe DANONE contact:
Corporate Communications: (331) 4435 2071

SUEZ contacts:
Press:
Anne Liontas: (331) 4006 6654
Antoine Lenoir: (331) 4006 6650

Financial analysts:
Frédéric Michelland: (33) 4006 6835

For Belgium
Guy Delilcour: 00 322 507 02 77

This release is also available on Internet:
www.groupedanone.fr and www.suez.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : July 23, 2002

By: Senior Vice President – General Counsel
(Signature) *
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.